Exhibit 99.1

Luda Technology Group Limited Announces Acquisition of 4% of Shares of INERI for Cash Consideration of $1.2 Million

Hong Kong, May 28, 2026 (GLOBE NEWSWIRE) -- Luda Technology Group Limited (the “Company” or “Luda Technology”), (NYSE: LUD), a manufacturer and trader of stainless steel and carbon steel flanges and fittings products, announced today the execution of a Sale and Purchase Agreement (the “SPA”) to acquire a strategic equity interest in Hong Kong International New Economic Research Institute Limited (the “INERI”).

Under the SPA, Luda Technology acquired 4% of INERI’s issued and outstanding shares for a total cash consideration of US$1.2 million. This investment underscores Luda Technology’s commitment to exploring emerging technologies and diversifying its growth strategy.

About INERI

INERI was incorporated in Hong Kong in 2019 and provides comprehensive blockchain industry consulting, development and maintenance services. With extensive early-stage experiences in blockchain-enabled industries, INERI is a pioneer specializing in the tokenization of real world assets (the “RWAs”). For further information, please visit INERI’s official website: https://www.ineri.net/EN.

Management Commentary

Mr. MA Biu, the Chief Executive Officer of Luda Technology, commented: “We believe the rapid expansion of the blockchain industry presents compelling opportunities for long-term value creation. Beyond the financial merits of this investment, we will evaluate the potential to integrate blockchain technology into our trading platform, enabling greater speed, cost efficiency, and operational effectiveness. Ultimately, this will allow us to deliver enhanced value to our customers and stakeholders worldwide.”

About Luda Technology Group Limited

We are a manufacturer and trader of stainless steel and carbon steel flanges and fittings products. Our history began with Luda Development Limited, which was incorporated in Hong Kong in 2004 and is principally engaged in the trading of steel flanges and fittings. In 2005, the Company’s business expanded further upstream when Luda (Taian) Industrial Company Limited was set up to commence the manufacturing of flanges and fittings with self-owned factory in China. We have established an operation history of over 20 years. We are principally engaged in (i) the manufacture and sale of stainless steel and carbon steel flanges and fittings products, and (ii) trading of steel pipes, valves, and other steel tubing products. We are headquartered in Hong Kong with manufacturing base in Taian City, Shandong Province of the PRC. Our sales network comprises customers from China, South America, Australia, Europe, Asia (excluding China) and North America and our customers comprise manufacturers and traders from the chemical, petrochemical, maritime and manufacturing industries. For more information, please visit https://www.ludahk.com/en.

Forward-looking Statements

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and Luda Technology Group Limited specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

For media inquiries, please contact:

Luda Technology Group Limited – Investor Relations

Andrew Barwicki Inc.
Andrew J Barwicki
Email: andrew@barwicki.com
Phone: +1 516-662-9461
Website: https://ir.ludahk.com